UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-13782

CAMBRIDGE ADVANTAGED PROPERTIES LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

625 Madison Avenue, New York, New York 10022, (212) 317-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Partner Units

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:0

Pursuant to the requirements of the Securities and Exchange Act of 1934, Cambridge Advantaged Properties Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 23, 2005	By: Related Beta Corporation, a General Partner
By: /s/ Alan P. Hirmes
Alan P. Hirmes
President

By: Assisted Housing Inc., a General Partner

By: /s/ Alan P. Hirmes
Alan P. Hirmes
Executive Vice President

By: Cambridge/Related Associates Limited Partnership, a General Partner

By: Related Beta Corporation, its General Partner

By: /s/ Alan P. Hirmes

Alan P. Hirmes

President